                                            Filed by Galileo International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                            and deemed to be filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                    Subject Company: Galileo International, Inc.
                                                     Commission File No. 1-13153

FOR FURTHER INFORMATION:
Galileo International                        Galileo International
Corporate Relations                          Investor Relations
Andrea Steffy                                Tammy Bobbitt
847 518 4973                                 847 518 4771
andrea.steffy@galileo.com                    tammy.bobbitt@galileo.com


         GALILEO INTERNATIONAL SETS AUGUST 30 SPECIAL MEETING DATE FOR
                   STOCKHOLDER VOTE ON ACQUISITION BY CENDANT

ROSEMONT, ILL., JULY 13, 2001 -- GALILEO INTERNATIONAL, INC. (NYSE: GLC) today announced that August 30, 2001 will be the date of a special meeting of stockholders to consider and vote on adoption of the Agreement and Plan of Merger, dated as of June 15, 2001, by and among Cendant Corporation (NYSE: CD), Galileo International, Inc., and Galaxy Acquisition Corp. whereby Galaxy, a subsidiary of Cendant, will merge into Galileo. Following the merger, Galileo will become a wholly owned subsidiary of Cendant. Stockholders of record at the close of business on July 23, 2001 are entitled to receive notice of, and vote at, the special meeting.

The transaction, which is expected to close in the fall of 2001, remains subject to regulatory approvals outside the United States and the approval of Galileo's stockholders. The companies continue to pursue all required regulatory approvals.

ABOUT GALILEO
Galileo is a leading provider of electronic global distribution services (GDS) for the travel industry through its computerized reservation systems and its Internet-based solutions, including its online travel service TRIP.com. The company's systems connect more than 43,000 travel agency locations, which serve the needs of millions of corporate and individual travelers, to approximately 500 airlines, 40 car rental companies, 47,000 hotel properties, 360 tour operators and all major cruise lines throughout the world.

                                      MORE

                                                           Galileo International
                                                         9700 West Higgins Road,
                                                                       Suite 400
                                                        Rosemont, Illinois 60018
                                                        Telephone (847) 518-4000
                                                        Facsimile (847) 518-4917
                                                                 www.galileo.com
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Pg. 2, Galileo Sets August 30 Special Meeting Date for Stockholder Vote on
Acquisition by Cendant July 13, 2001

This press release is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

CENDANT AND GALILEO HAVE FILED A PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER TRANSACTION WITH THE SEC. INVESTORS ARE URGED TO READ THIS PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, WHEN IT BECOMES AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. YOU WILL BE ABLE TO OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, YOU MAY OBTAIN DOCUMENTS FILED WITH THE SEC BY GALILEO FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM GALILEO, 9700 WEST HIGGINS ROAD, SUITE 400, ROSEMONT, ILL, 60018, ATTENTION: INVESTOR RELATIONS, OR BY TELEPHONE AT (847) 518-4000.

GALILEO AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM GALILEO'S STOCKHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN GALILEO IS CONTAINED IN GALILEO'S PROXY STATEMENT DATED APRIL 3, 2001, WHICH IS FILED WITH THE SEC. STOCKHOLDERS MAY OBTAIN ADDITIONAL INFORMATION ABOUT THE INTERESTS OF THE DIRECTORS AND EXECUTIVE OFFICERS IN THIS TRANSACTION BY READING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, WHEN IT BECOMES AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS.

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